SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For immediate release

27 December, 2006

SkyePharma raises £35m finance facility.
Updates on FlutiformTM and potential sale of the Injectable Business

London, England, 27 December, 2006 - SkyePharma PLC (LSE: SKP; NASDAQ: SKYE) today announces that it has finalised a £35 million financing agreement and provides an update on the continuing progress with the FlutiformTM development and the potential sale of the Injectable Business.

£35m financing facility
The Group has entered into an agreement with a specialist lending entity domiciled in Ireland and advised by Christofferson, Robb & Company ("CRC") for a 10-year secured amortising loan facility of approximately £35 million.

The facility comprises initial commitments of US$35 million and €26.5million repayable over 10 years based on a minimum amortisation schedule. This schedule is based on expected receipts from milestone and royalties in respect of certain products ("CRC Products"). Interest is generally charged on a quarterly basis at the respective US and Euro three month LIBOR rates plus a 5.85% margin. The loan facility is secured by assignments of certain assets including, once implemented, the receipts in respect of the CRC Products. There is also a covenant (negative pledge) not to grant further securities over the Group's assets and the requirement for prior consent from CRC for certain transactions that could affect CRC's security and risk. There are provisions for the facility to be increased by a further US$15 million (£7.6 million) subject to due diligence and progress with a specific product development. None of the aforementioned products include FlutiformTM.

The funds available from this new finance facility will be used to strengthen the Group's balance sheet and provide funds for general working capital purposes and the further development of FlutiformTM.

Progress with FlutiformTM development

The FlutiformTM project continues to operate to the original timescales with a target approval in the first half of 2009.

The overall costs of the programme have increased since the time of the rights issue, which was announced in September 2005, when the estimated costs for Phase III development of FlutiformTM were based on the design of the programme anticipated at that time and excluded manufacturing implementation, which depended on the structure of future licensing and distribution deals. Since that time, the programme has been agreed with the FDA and now includes three efficacy studies and an increased level of respiratory monitoring, resulting in the programme presented earlier this year. Further costs have also arisen due to a couple of supply issues, both of which have been dealt with without delaying the project.

We are also planning to take additional steps to secure the delivery of the programme, scale up of commercial manufacturing, and invest in the necessary capital expenditure, as required under the licence agreements with Kos and Mundipharma.

The estimated costs to the Group to complete the programme from now through to launch (excluding saleable launch stock) total approximately US$47 million (£23.9 million) of development expenditure and US$13 million (£6.6 million) of capital expenditure. Allowing for costs incurred but not yet paid, the Group's estimated cash outflows on FlutiformTM development from now through to launch (including capital expenditure) total US$70.0 million (£35.6 million).

Update on the potential sale of the Injectable Business
The Company is currently in exclusive negotiations with a potential buyer to sell the Injectable Business. Subject to agreement on certain terms, negotiations are expected to conclude shortly and any disposal will be subject to shareholder approval.

Frank Condella, CEO, SkyePharma said:
"We are very pleased to have the support of CRC, who have a strong global presence in structured credit, a deep knowledge of our business and a commitment to the long term. CRC's responsiveness provides a flexible financing alternative and allows us to secure the completion of the development and launch of Flutiform, as well as maintaining progress with the early product pipeline in oral and inhalation products."

SkyePharma:
SkyePharma PLC	+44 207 491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer
Peter Grant, Chief Financial Officer
Buchanan Communications	+44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich
Christofferson Robb & Company:
Media contact:
Michael Rummel, Merlin	+44 207 653 6620
Angus Urquhart, Merlin

Notes for editors

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

About CRC
Christofferson, Robb & Company is a private money management firm that invests in global structured credit and asset backed securities markets. Christofferson, Robb and Company LLC is registered as an Investment Advisor with the U.S. Securities and Exchange Commission and Christofferson, Robb and Company (UK) LLP is authorised and regulated by the Financial Services Authority.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   December 27, 2006